**Report of Independent Registered
Public Accounting Firm and
Statement of
Financial Condition for**

PLANTE MORAN INSURANCE AGENCY

SERVICES, LLC

June 30, 2025

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SEC FILE NUMBER
65976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Plante Moran Insurance Agency Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3000 Town Center, Suite 100
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pamela Barber	248-603-5364	pamela.barber@plantemoran.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen & Company, Ltd.
(Name – if individual, state last, first, and middle name)

1835 Market St., Suite 310	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

12/17/2003	925
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Gibson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARY HELEN GRANT
Notary Public, State of Illinois
Commission No. 988634
My Commission Expires March 25 2028

Signature: [signature]

Title: President

[signature] Mary Helen Grant

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Plante Moran Insurance Agency Services, LLC

Contents



Cohen & Co®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Plante Moran Insurance Agency Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plante Moran Insurance Agency Services, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Plante Moran Insurance Agency Services, LLC's auditor since 2023.

Cohen & Company Ltd.

Cohen & Company, Ltd.
Philadelphia, Pennsylvania
September 12, 2025

Plante Moran Insurance Agency Services, LLC

Statement of Financial Condition

June 30, 2025

Assets	
Cash and cash equivalents	$ 1,557,591
Restricted cash	5,100
Accounts receivable	10,150
Unbilled accounts receivable	176,986
Due from related party	22,554
Other assets	8,216
Total assets	**$ 1,780,597**
Liabilities and Member's Equity	
Liabilities	
Accrued payroll and other accrued expenses	$ 282,948
Total liabilities	282,948
Member's Equity	1,497,649
Total liabilities and member's equity	**$ 1,780,597**

See notes to statement of financial condition.

Note 1 - Organization

Plante Moran Insurance Agency Services, LLC (PMIA or the Company), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, Colorado, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG).

Note 2 - Significant Accounting Policies

Nature of Business

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients, purchase of annuities and individual life, disability and long-term care insurance, and the placement, sale, or exchange of those products to meet clients' needs.

The Company's activities are considered a single line of business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating and reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenue Recognition

The Company is involved in various insurance consulting and placement activities that fall into two broad categories for revenue recognition purposes. These activities are Insurance Agency Contracts and Insurance Consulting Services.

For Insurance Agency Contracts, the Company acts as an agent for insurance companies with an arrangement that provides for commissions to be paid to the Company upon placement of a policy or annuity through those entities or sale or exchange of existing policies to those entities. The Company has a single performance obligation to match a client with a policy or annuity and an insurer. Because the Company does not transfer control of its service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is when the policy or annuity is placed and the client has paid the premium.

For Insurance Consulting Services, the Company has a single performance obligation to the client to provide comprehensive insurance consulting and planning. The consulting services constitute the transfer of specialized knowledge to the client rather than a unique deliverable. The criteria for over time revenue recognition are met because should the engagement be terminated, another service provider would not need to substantially reperform the work the Company has completed. Therefore, revenue is recognized over time.

Note 2 - Significant Accounting Policies (Continued)

Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances whereby inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Cash and Cash Equivalents

PMIA's cash and cash equivalents include deposit accounts and other highly liquid investments purchased with original maturities of three months or less.

PMIA's deposit accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. At June 30, 2025, investments classified as cash equivalents include U.S. Treasury Money Funds of approximately $1,168,000, which are classified as Level 1 in the fair value hierarchy.

Restricted Cash

PMIA has $5,100 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration and exam fees.

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

The Company had two customers that comprised approximately 58% of the unbilled work in process balance at June 30, 2025.

Note 2 - Significant Accounting Policies (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance company and client obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the client and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the client's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the expected credit losses at the Statement of Financial Condition date.

Management evaluates the collectibility of accounts receivable balances based on a combination of factors that includes the aging of the receivables, historical write-offs and recoveries, an assessment of current credit worthiness, as well as expected future economic conditions and trends. Based on this evaluation, management estimates the portion of the accounts receivable balance that is not expected to be collected.

Management considers the risk of loss on accounts receivable to be insignificant, therefore an allowance has not been recorded as of June 30, 2025.

The accounts receivables balance as of June 30, 2025 is $10,150 relating to insurance consulting services.

Unbilled Accounts Receivable

Unbilled accounts receivable consists primarily of commissions due on policies purchased by clients. There were approximately $7,000 of consulting fees to be billed included in unbilled accounts receivable at June 30, 2025. Amounts are stated at estimated net realizable value.

Management evaluates the collectibility of unbilled accounts receivable balances based on a combination of factors that includes historical write-offs and recoveries, an assessment of current credit worthiness, as well as expected future economic conditions and trends. Based on this evaluation, management estimates the portion of the unbilled accounts receivable balance that is not expected to be collected.

Management considers the risk of loss on unbilled accounts receivable to be insignificant, therefore an allowance has not been recorded as of June 30, 2025.

Equity Method Investment

Investments in entities in which PMIA has more than a minor interest but the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Under the equity method, the investment is carried at cost, adjusted for PMIA's proportionate share of undistributed earnings or losses, less distributions received. Impairment losses due to a decline in the value of the investment that is other than temporary are recognized when incurred.

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

PMIA is a single member Michigan Limited Liability Company and is a disregarded entity for tax purposes. The Company's sole member is treated as a partnership for federal income tax purposes and the taxable income or loss of PMIA is taxed directly to the partners of P&M Holding Group, LLP. Accordingly, PMIA records no provision for federal income taxes.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2020, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Accounting Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates that were used.

Note 3 - Revenue Recognition

Insurance Agency Contracts consist of placement of new insurance policies and annuity contracts and transfer or sale of existing policies (life settlements). The Company acts as an agent for insurance companies to bring them together with a client and its revenue is from commissions paid by the insurance companies, which are a fixed percentage of the contract value according to rate schedules. There is only one performance obligation for each contract. For certain arrangements, the Company may pay referral fees to other agents and brokers that are expensed as incurred. Costs to fulfill a contract, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses are expensed as incurred because the costs are incurred before policies are placed and the expectation of cost recovery is also dependent on policy placement. Revenue is recognized at a point in time. For new policy placements and annuities, the Company is entitled to its commission once the client has paid the premium. For policy exchanges, the Company is entitled to its commission once the cash value has transferred from the old insurance company to the new insurance company. For life settlements, the Company is entitled to its commission once payment is made by the purchaser to the client's escrow account.

Certain policies include commission chargeback provisions should the client cancel the policy before predetermined time periods. The commission chargeback is considered variable consideration. Due to the infrequent nature and insignificant amount of chargebacks, the Company does not include an estimate of refunds when recognizing commission revenue. Rather, the Company reduces revenue for estimated chargebacks when they occur. The Company also earns bonuses from one customer, based on the aggregate premiums of policies with certain insurers placed through this insurance wholesaler during a calendar year. The bonus is considered variable consideration. The Company must reach a minimum aggregate premium value to receive any bonus, and then the bonus is adjusted upward if certain higher aggregate premiums are reached. The Company reviews policies placed through the insurance wholesaler and makes an accrual for the portion of any expected bonus payment that is probable of being paid.

The Company also receives renewal commissions in future years if and when clients renew their policies. The renewal commissions are variable consideration because the additional commissions are contingent on the policies being renewed by the client and future premiums being paid. The Company has determined that renewal commissions are subject to constraint until renewal premiums are paid by the client.

Note 3 - Revenue Recognition (Continued)

Insurance Consulting Services consist of an agreement with the client to provide comprehensive insurance consulting and planning based on their individual needs. The consulting fee is either a single fixed fee, or a stated rate per hour that will be charged based on services rendered. Revenue is recognized over time as the services rendered constitute a transfer of specialized knowledge rather than providing a unique deliverable. The Company uses an input method based on charge hours incurred by staff to render the services to measure progress towards completion. Consulting Services are billed periodically throughout the engagement and typically have 30-day payment terms. The Company had one Insurance Consulting Service engagement in progress as of June 30, 2025.

The amount of unbilled accounts receivable as of July 1, 2024 and June 30, 2025 was $41,625 and $176,986, respectively. The increase in unbilled accounts receivable is due to an increase in the number of in-process contracts at June 30, 2025 when compared with July 1, 2024. The opening and closing balances of accounts receivable for the year ended June 30, 2025 were insignificant and there were no other contract assets or liabilities arising from contracts with customers.

Note 4 - Related Party Transactions

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly owned subsidiary of PMHG, the single member of PMIA, whereby PM, PLLC will provide general business management, administrative functions, financial management, and support services. In addition, certain staff-related and other expenses may be paid by PM, PLLC on PMIA's behalf. The Agreement also permits sharing of staff time across entities with compensation, benefits, and related costs being allocated to PM, PLLC when PMIA staff provide services directly to PM, PLLC clients. These expenses and allocations are settled on a net basis with PM, PLLC quarterly. The Agreement automatically renews in one-year increments, unless notice of termination is given by either party.

The Company also entered into an intercompany lease agreement with PM, PLLC, which covers the use of facilities at several of PM, PLLC's locations. This is a short-term, twelve-month lease agreement that does not include automatic or other renewal options. PM, PLLC charges the Company a facility allocation based on its pro rata share of the costs. These allocations are settled on a net basis with PM, PLLC quarterly.

At June 30, 2025, the amount due from related party consisted of expense reimbursements of $23,000 due from PM, PLLC and affiliate related to services under the Agreement. At June 30, 2025, the Company had accounts receivable from an affiliate of PM, PLLC for insurance consulting services totaling $7,400.

Note 5 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2025, PMIA had net capital of $1,251,278, which was $1,232,415 in excess of its required net capital of $18,863.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2025, the ratio was 0.2261 to 1.

Note 6 - Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 under Paragraph (k). Instead, the Company relies on Footnote 74 of SEC Release No. 34-70073 and the fact that it acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers.

Note 7 - Retirement Plans

PMIA participates in a 401(k) plan and defined contribution plan administered by PMHG. These plans cover substantially all employees. The 401(k) plan provides for a discretionary matching contribution equal to 50% of a participant's deferral up to 3% of the participant's total compensation. The defined contribution plan provides for mandatory contributions of 10% of an employee's compensation, as defined.

Note 8 - Self-Insurance

PMIA participates in a self-insurance medical plan administered by PMHG covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage on any individual claim that exceeds $300,000 in a calendar year. PMIA has recorded an accrual of approximately $22,000 at June 30, 2025 for known claims and estimated claims incurred but not reported.

Note 9 - Equity Method Investment in PMIA II

PMIA holds a 49% equity interest in PMIA II that is accounted for using the equity method. Under PMIA II's Operating Agreement, PMIA is allocated 70% of the entity's profits and losses. PMIA II was formed for purposes of providing administrative and service bureau services to its members. As of June 30, 2025, PMIA II had total assets of $5,000. PMIA's equity method investment is reported as other assets in the Statement of Financial Condition.